EXHIBIT 8.1


                       [LETTERHEAD OF KPMG PEAT MARWICK THORNE]



          IntelCom Group Inc.
          #11-1155 North Service Road West
          Oakville, Ontario
          L6M 3E3



          July 24, 1996


          Dear Sirs:


               Re:  Form S-3 Registration Statement, dated July 24, 1996
               ---------------------------------------------------------

          You have requested our opinion that the Canadian Federal income tax consequences described in the "Certain Tax Considerations" section of the Form S-3 Registration Statement dated July 24, 1996 in connection with the resale by certain holders of (i) 7% Redeemable Convertible Subordinated Payable-in-Kind Notes due 1998 (the "October Notes"), (ii) 7% Simple Interest Redeemable Convertible Subordinated Payable-in-Kind Notes due 1998 (the "October Interest Notes", and (iii) certain shares of Common Stock of IntelCom Group Inc. ("Common Shares") correctly sets forth all material Canadian Federal income tax consideration relevant to holders of the October Notes, the October Interest Notes and the Common Shares who are non-residents of Canada.

          Based on our understanding of the facts, we have prepared the following summary of the Canadian Federal income tax considerations. We consent that this summary together with our name as the preparer may be included in IntelCom Group Inc.'s Form S-3 Registration Statement. This summary constitutes our analysis and opinion as to the Canadian Federal income tax considerations for non-residents of Canada who hold October Notes, the October Interest Notes and the Common Shares of IntelCom Group Inc. described in the company's Form S-3 Registration Statement.


               Canadian Federal Income Tax Considerations for Non-residents of Canada.

               The following discussion concerning the Canadian federal income tax is based on applicable Canadian federal income tax laws, regulations and other authorities, as now in effect. Such federal income tax laws, rulings, regulations, considerations and other authorities are subject to change, modification and repeal which may be applied retroactively. The following discussion does not take into account the tax laws of the various provinces or territories of Canada.

               Introduction. KPMG, Chartered Accountants, the Company's Canadian auditors, have prepared the following summary of the principal Canadian federal income tax consequences generally applicable to non-residents of Canada who acquire the Company's October Notes pursuant to this Offering. This discussion is of a general and summary nature only and is not intended to be, nor should it be construed as, legal or tax advice to any particular investor. Such summary does not discuss aspects of federal income tax laws applicable to a taxpayer's particular tax situation. Therefore, prospective investors should consult with their own tax advisor with respect to the tax consequences of an investment in the Notes or the Common Shares.

               This summary is based upon KPMG's understanding of the provisions of the Income Tax Act (Canada) (the "Canadian Act") and the Regulations thereunder as they currently exist and current published administration practices of Revenue Canada, Taxation ("RCT"). This summary takes into account proposals for specific amendments to the Canadian Act as outlined in the Federal Budget of March 6, 1996 and draft legislation to amend the Canadian Act released on June 20, 1996.

               This summary is not exhaustive of all possible Canadian federal income tax consequences. Further, it does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account non-Canadian income tax considerations which considerations may differ significantly from those discussed herein.

               This summary does not constitute and should not be construed to constitute tax advice to any particular investor. Investors are, therefore, advised to consult their own tax advisors with respect to their individual circumstances.

               Interest Income. Interest on the October Notes is payable semi-annually and may be paid in cash or by the issuance of Interest Notes. The Interest Notes are due on the same date and bear the same interest rate as the October Notes for which they had been issued as an interest payment.

               Non-resident holders of the October Notes who deal at arm's length with the Company are specifically exempt from Canadian withholding tax on interest payments by virtue of a specific exemption in the Canadian Act. This exemption provides that no withholding tax is payable on interest paid to non-residents on debt where there is no requirement for the company issuing the debt to pay more than 25% of the principal on the debt within 5 years of issue except in the event of default or conversion.

               Non-resident holders of the October Notes who do not deal at arm's length with the Company would be liable for Canadian tax at 25% unless this rate is reduced by virtue of an income tax treaty between Canada and the country in which the non-resident resides. In the event that these debt holders reside in the U.S., the Canada-U.S. Income Tax Treaty ("Treaty") reduces the rate of withholding tax from 25% to 10%. This tax would be withheld by the Company and the debt holder would have no further payment or reporting obligation to the Canadian income tax authorities.

               Non-resident holders of the Interest Notes would be subject to Canadian withholding tax at 25% on interest paid on these securities unless this rate is reduced by virtue of an income tax treaty between Canada and the country in which the non-resident resides. In the event that the non-resident holder of the Interest Notes resides in the U.S., the Treaty reduces its rate of withholding from 25% to 10%. Canadian withholding tax is payable upon payment of the interest. Since interest on the Interest Notes is payable only upon maturity, conversion or prepayment of the Notes in the event of default, Canadian withholding tax would be paid at these times. This tax would be withheld by the Company and the debt holder would have no further payment or reporting obligation to the Canadian income tax authorities.

               The terms of the Interest Notes provide that IntelCom would "bear the cost of any Canadian withholding tax on interest...so that the amount of money...received by the Holder...net of any Canadian withholding tax, including any Canadian withholding tax on any amount of tax withheld, shall be the same amount to which the holder would have been entitled if no Canadian withholding tax were imposed". In the case of a U.S. resident Noteholder who was to receive a $100 interest payment on which $10 of Canadian withholding tax was payable, IntelCom would be considered to have paid interest of $111.11 on which it would be required to withhold and remit $11.11 (i.e. 10% of $111.11 equals $11.11) to the Canadian tax authorities. Holders of the security would receive the required $100 but for their own reporting purposes should report interest income of $111.11 and foreign tax paid of $11.11.

               Disposition of Notes. Non-resident Noteholders who do not hold the Notes in connection with a business carried on in Canada are not subject to Canadian income tax in respect of gains that they may realize on the Notes. A transfer of a Note by a non-resident to a resident of Canada may be treated as if a portion of the consideration paid by the Canadian resident purchaser is interest subject to Canadian withholding tax. In the case of interest on the Interest Notes, there is no exemption from Canadian withholding tax. Accordingly, should these Interest Notes be transferred by a non-resident to a resident in Canada, the Canadian purchaser would be obliged to withhold Canadian income tax on that portion of the purchase price representing accrued interest on the Notes.

               Conversion of Notes to Shares. For Canadian income tax purposes, the conversion of the Notes to Common Shares will be treated as a tax free rollover provided that the Notes are capital property to the non-resident investor. Accordingly no capital gain or loss will be realized on the exchange and the cost to the non-resident of the Common Shares received will equal the cost of the Notes.

               Ownership of Common Shares. The following discussion is limited to persons who, for purposes of the Canadian Act, deal at arm's length with the Company, hold Common Shares as capital property, are non-residents of Canada at any time when holding Common Shares and do not use or hold Common Shares in, or in the course of, carrying on business in Canada (a "Non-Resident Shareholder").

               Because the Company's operating subsidiaries are U.S. corporations, profits produced by such subsidiaries will not be distributable directly to shareholders. Instead, for these profits to be distributed to shareholders, the Company's operating subsidiaries must declare a dividend to the Company, and the Company in turn must declare a dividend to shareholders. This will subject the dividend to two withholding taxes. First, the dividends from the subsidiaries to the Company will be subject to a 6% withholding tax imposed by the United States on the gross amount of the dividends. Then, the subsequent dividends are subject to Canadian withholding tax at the basic rate of 25% of the gross dividend, although this rate may be reduced by the terms of any applicable tax treaty. For residents of the United States whose shareholdings are not effectively connected with a "permanent establishment" in Canada, the Treaty reduces the rate to 15% of the gross dividend, although for U.S. corporations owning 10% of the voting stock of the Company, the withholding tax is reduced to 6% of the gross dividend.

               The March 17, 1995 Protocol amending the Treaty reduces the withholding tax on dividends to 5% for 1997 and later years where the corporate recipient owns at least 10% of the payer's voting shares. This change will reduce the rate of U.S. withholding tax on dividends paid to the Company by its U.S. subsidiaries as well as the Canadian withholding tax on dividends paid by the Company to U.S. corporate shareholders who own at least 10% of the voting shares of the Company.

               A Non-Resident Shareholder will generally not be subject to tax in Canada on capital gains realized from a disposition of Common Shares, unless such shares are "taxable Canadian property" within the meaning of the Canadian Act. Generally, the Common Shares will not be considered "taxable Canadian property" unless the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length, or the Non-Resident Shareholder and non-arm's length persons at any time during the five years prior to the disposition of the Common Shares, owned not less than 25% of the issued shares of any class of the capital stock of the Company. Residents of the United States whose Common Shares are considered "taxable Canadian property" will be exempt under the Treaty from Canadian capital gains taxes provided that the value of the Common Shares at the time of disposition is not derived principally from real property located in Canada. This exemption under the Treaty does not apply to individuals who have been resident in Canada for 120 months during any period of twenty consecutive years preceding the sale and had been resident in Canada at any time in the last ten-year period immediately preceding the sale if the property had been owned by the individual at the time he ceased to be resident in Canada.

          We trust that this letter provides the information required by the U.S. Securities and Exchange Commission.

          Yours truly,

          /s/ Rob Salmon

          Rob Salmon
          Partner